EXHIBIT 99.2

WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$1,240	$1,148	$2,479	$2,682
Fixed charges	2,756	2,922	5,726	5,509
	$3,996	$4,070	$8,205	$8,191
Preferred dividend requirement	$8	$–	$15	$–
Ratio of income from continuing operations before income taxes to income from continuing operations	1.49	1.51	1.54	1.55
Preferred dividends(2)	$12	$–	$23	$–
Fixed charges(1)(3):
Interest expense	$2,714	$2,875	$5,641	$5,416
Estimated interest component of net rental expense	42	47	85	93
	2,756	2,922	5,726	5,509
Fixed charges and preferred dividends	$2,768	$2,922	$5,749	$5,509
Ratio of earnings to fixed charges and preferred dividends	1.44	1.39	1.43	1.49
Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$1,240	$1,148	$2,479	$2,682
Fixed charges	1,033	1,461	2,231	2,827
	$2,273	$2,609	$4,710	$5,509
Preferred dividends(2)	$12	$–	$23	$–
Fixed charges(1)(3):
Interest expense	$2,714	$2,875	$5,641	$5,416
Less: interest on deposits	(1,723)	(1,461)	(3,495)	(2,682)
Estimated interest component of net rental expense	42	47	85	93
	1,033	1,461	2,231	2,827
Fixed charges and preferred dividends	$1,045	$1,461	$2,254	$2,827
Ratio of earnings to fixed charges and preferred dividends	2.18	1.79	2.09	1.95

(1)                 As defined in Item 503(d) of Regulation S-K.

(2)                 The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.

(3)                 Fixed charges exclude interest expense on uncertain tax positions which is included as a component of income taxes in the Consolidated Statements of Income.